SUPPLY AGREEMENT
Concluded on the date set forth below
by and between
voestalpine Tubulars GmbH & Co KG
an Austrian limited partnership
and
GRANT PRIDECO, Inc.
A Delaware corporation
dated as of September 13, 2007
to be effective August 1, 2007

Preamble
     WHEREAS, voestalpine Tubulars GmbH & Co KG is a limited partnership duly organized, validly existing and in good standing under the laws of Austria, with its principal place of business in Kindberg and business address at Alpine Strasse 17, A-8652 Kindberg, Austria, registered in the commercial register of the Higher Court of Leoben under the registration number 165400 k (hereinafter referred to as “Seller”), which has been involved for many years in the manufacture of casings and tubings; and
     WHEREAS, Grant Prideco, Inc. is a company duly organized, validly existing and in good standing under the laws of Delaware, with its principal place of business in Houston, Texas and business address at 400 N Sam Houston Parkway East, Suite 900, Houston, Texas 77060 (hereinafter referred to as “Purchaser”), which has been involved in the field of manufacturing of drill pipe and the processing of casings and tubings; and
     WHEREAS, Purchaser and Seller entered a supply agreement dated July 23, 1999 that expired July 31, 2003 (the “Original Supply Agreement”); and a renewal supply agreement dated June 2, 2003 and amended by Amendment #1 dated November 30, 2003 and Amendment #2 dated January, 2005 (collectively the “Renewed Supply Agreement”); and
     WHEREAS, Purchaser and Seller want to avoid any disruption in the supply of Materials under the Renewed Supply Agreement and therefore desire to enter this agreement (hereinafter the “Supply Agreement”) on this ___ day of July 2007 to be effective on August 1, 2007 (the “Effective Date”), and
     WHEREAS, the Parties also intend for the pricing set forth herein to apply to all orders produced after the Effective Date and orders produced in July of 2007 which exceeds 46,667 metric tons calculated from all applicable orders shipped from Seller to Buyer from January 1, 2007 until July 31, 2007. The Renewed Supply Agreement will be superseded as of the Effective Date of this Supply Agreement; and
     WHEREAS, Purchaser wishes to purchase and Seller wishes to supply certain pipes as defined below; and
     WHEREAS, Purchaser is an affiliate of Seller and Purchaser and Seller desire, to avoid repetitive negotiations, and to set forth the terms under which affiliated purchases will be made, Purchaser and Seller (hereinafter referred to as the “Parties” and each a “Party”) wish to enter into this Supply Agreement on a long-term basis establishing the terms and conditions of the purchase which will be applicable to these transactions.
     NOW THEREFORE, it is agreed as follows:
1.	Sale and Purchase

1.1	Seller herewith grants to Purchaser (either directly or through one or more of its Affiliates) the right to purchase on a worldwide basis green pipes (hereinafter referred to as “Green Pipes or Green Pipe”) intended for the further processing into drill pipe.
For the purposes of this Supply Agreement, Green Pipe shall mean pipe used to manufacture drill pipe.
1.2	Seller and Purchaser agree that Purchaser (either directly or through one or more of its Affiliates (other than Seller)) shall have the sole right to sell drill pipe and drill pipe hollows in the world. The Seller shall not, directly or indirectly, sell any green tube for drill pipe, drill pipe or drill pipe hollows without the written consent of the Purchaser.
2.	Annual Purchase Quantity
2.1	Subject to the provisions of Section 13, Purchaser (or its Affiliate(s)) shall from time to time place orders for purchase of Green Pipe in accordance with Section 5 and Seller shall sell and deliver Green Pipes of up to 80,000 metric tons per calendar year to the extent ordered by Purchaser hereunder. Purchaser and Seller shall mutually agree to monthly maximum volume based on working days per month. Purchaser and Seller shall make reasonable efforts to accommodate each other´s scheduling needs. For the purposes of Section 2 and Section 13 of this Agreement, purchases of Green Pipes made by an Affiliate of Purchaser shall be attributed to Purchaser. The term “Affiliate” shall mean, with respect to Purchaser, any individual, firm, corporation, division, association, partnership, joint venture, limited liability company, organization or business (collectively “Entity”) that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with Purchaser. For purposes of this definition, “control” means the ownership, directly or indirectly of 50% or more of the voting securities of an Entity or the possession of the power to direct, or cause the direction of, the management and policies of that Entity, whether through the ownership of voting stock, by contract or otherwise.
2.2	Subject to the provisions of Section 2.1 and Section 13, Purchaser shall use good faith efforts to place orders in monthly lots that are consistent with the business plans of Grant Prideco and Voestalpine Tubulars, with a minimum of 100 metric tons per dimension upon individual purchase orders placed by Purchaser. Purchaser’s failure to place orders of Green Pipe in an amount of 80,000 metric tons in a calendar year shall not constitute a default under this Supply Agreement and shall not be subject to any penalty hereunder, as Purchaser’s purchase obligations hereunder shall be solely based on individual purchase orders placed by Purchaser in its sole discretion under Section 5 herein.
2.3	Subject to the consent of the Seller, Purchaser may purchase more than 80,000 metric tons per calendar year.
2.4	On or before December 31st of each calendar year Purchaser shall provide Seller with its best estimate of its forecasted Green Pipe needs for the upcoming calendar year.

Seller shall be committed to provide the forecasted Green Pipe needs so long as such amounts are at or below the amounts set forth in paragraph 2.1. Purchaser will use commercially reasonable efforts to provide Seller with an accurate forecast however, both Parties agree that the forecast is to be treated as an estimate only and that Purchaser’s purchase obligations hereunder shall be determined solely based on purchase orders placed by Purchaser hereunder.
2.5	Unless otherwise agreed on case by case basis the delivery tolerance shall be +/-1.5% per item.
3.	Term and Termination
3.1	This Supply Agreement shall commence with orders produced on or after August 1, 2007 (and for certain orders in July 2007 as referenced in the preamble and paragraph 4.1 below), and shall be concluded for an original term on March 31, 2009. This Supply Agreement shall automatically be renewed for successive one-year periods, unless terminated at the end of the original term or any renewal period in writing, subject to a six-month prior written notice of termination. Nine months prior to the expiration of the original term the Parties shall meet to negotiate terms and conditions for a renewal of the Supply Agreement.
3.2	If either Party is in material default of any of its obligations under this Supply Agreement and such default continues unremedied for 90 days after written notice thereof by the Party not in default, such non-defaulting Party may cancel this Supply Agreement and/or any orders which may be affected by such default and shall have the right, in its sole discretion, to exercise all rights and remedies available to it under this Supply Agreement, including, but not limited to Section 13.
3.3	An uncured failure to pay any amounts due to Seller under this Supply Agreement which is not contested within 90 days of submission of the invoice therefor as provided in Section 4.3 hereof shall be considered a material default by Purchaser in the meaning of Section 3.2.
3.4	Continued failure by Seller to materially meet the quality and specification requirements of the delivery requirements under this Supply Agreement or breach by Seller of the exclusivity provisions of Section 1.1 and Section 1.2 hereof shall be considered a material default by Seller in the meaning of Section 3.2.
3.5	Furthermore, Seller may by written notice to Purchaser forthwith terminate this Supply Agreement.
(a) if bankruptcy proceedings are opened against Purchaser, or Purchaser is insolvent; or

(b) if Purchaser or an affiliated entity no longer holds any limited partnership interest in Seller.
3.6	Furthermore, Purchaser may by written notice to Seller forthwith terminate this Supply Agreement:
(a) if bankruptcy proceedings are opened against Seller, or Seller is insolvent, or
(b) if Purchaser or an affiliated entity no longer holds any limited partnership interest in Seller.
3.7	(i) If an event of force majeure occurs, the affected Party shall promptly give notice thereof to the other Party and use its best efforts to cure or correct such event of force majeure. Seller may, during a period of shortage or delay due to any such causes, prorate its supply in such a manner as deemed equitable in the judgement of Seller. The purchase obligations (based on individual purchase orders placed by Purchaser) and the term of this Supply Agreement as provided in Section 3.1 herein shall be adjusted accordingly based upon the duration of any force majeure event. If the event of force majeure shall continue for a period of twelve months, either Party shall have the right to forthwith terminate this Supply Agreement.
(ii) For the purpose of the Supply Agreement “force majeure” shall mean all circumstances which are beyond the control of a Party exercising a normal standard of care and which prevents such Party from complying with its contractual obligations hereunder. Subject to the foregoing and without limiting the generality of the foregoing, the following circumstances in particular shall be regarded as force majeure: acts of God; hurricane, tornado; labor strike, lockout or other industrial disturbance; war, riot, sabotage, act of public enemy, terrorist act or gang violence, blockade; serious epidemic; earthquake or other earth movement, flood or other natural disaster; bomb blast or other explosion; fire, shortage of goods essential to a Party’s performance of this Agreement, or their delay by a carrier; or, government action that prevents performance.
3.8	Any termination of this Supply Agreement will not affect any individual purchase order which may have been issued by Purchaser prior to the date of termination, unless stated otherwise herein. The provisions of Sections 8, 9, 10, 11, 12, 13, 15, and 16.3 shall survive any termination of this Supply Agreement. In case this Supply Agreement is terminated, Purchaser shall pay within 60 (sixty) days after the date of termination any still outstanding Purchase Price or penalty payments due to Seller. In the event this Supply Agreement is terminated by Purchaser pursuant to this Section 3 as a result of a material default by Seller, any penalty payments due to Seller pursuant to Section 13 accruing on or after the date of such material default shall not be paid and shall be deemed to be forfeited by Seller.
4.	Purchase Price/Invoice

4.1	The Green Pipe Purchase Price shall be calculated based on Seller´s total ex-works mill cost each month, incorporating an 18% profit margin on total ex-works mill costs (this is the same as a 21.95% mark-up on total ex-works mill costs excluding freight (which will be billed as a separate line item without mark-up), an example of this calculation is provided in Annex A (the “Purchase Price”). The Purchase Price for the Green Pipe will be in EURO’s and shall include European sales tax and all export taxes and duties, if applicable, to Green Pipe. The Purchase Price for July 2007 production exceeding 46,667 metric tons for the year (as referenced in the Whereas clause) is based on the pricing methodology herein and is shown, as an example, in Annex B for each item and each specification. Deviations not contemplated by Annex B shall result in separate calculation as described above. Purchaser shall consult with Seller on any change in specifications and will not request specifications which Seller cannot fulfill with commercially reasonable efforts. The Purchase Price is calculated on an ex-works mill basis with freight on DES Houston full liner terms in accordance with Incoterms 2000 to be added as a separate line item without margin. Upon Purchaser’s request, the Green Pipe shall be delivered to a destination port other than Houston. If any change in delivery terms pursuant to Purchaser’s request results in a higher or lower cost to Seller, the Purchase Price shall be calculated separately.
On a monthly basis, the Parties will true-up any differential between the Green Pipe Price (based on estimated budgeted costs) and Green Pipe Price (based on actual costs) (as the initial Purchase Price may be based on estimated costs and not actual costs). Seller shall apply a debit or credit (which ever applies) for any pricing differences resulting from variances between estimated/budgeted costs and actual costs in the previous calendar month to purchases by Purchaser in the next (following) calendar month.
The 18% margin (referenced above) shall be fixed for orders produced during the first 12 months of this contract (from Aug, 1 until the end of July 2008). During Q1 2008 the Parties shall revisit the 18% margin issue and shall mutually agree if the 18% margin will continue through the duration of this Agreement or if an adjustment shall be made based on market conditions.
4.2	Invoices will be submitted by Seller to Purchaser. Invoices will reference Purchaser’s purchase order number and will contain such other information as Purchaser may reasonably request. Purchaser shall effect payment within sixty (60) calendar days after notice of readiness (or delivery order) (the “Due Date”). Purchaser shall pay interest on overdue invoice payments that are not received within five (5) business days past the Due Date or are not contested as provided in Section 3.3. The interested will be calculated from the Due Date up to the actual date of payment at the rate determined to be three percent (3%) per annum above the six months EURIBOR.

4.3	The Parties may agree from time to time to set off any amount owed by Seller to Purchaser pursuant to this Supply Agreement against any amount owed by Purchaser to Seller pursuant to this Supply Agreement.
4.4	In the event the Green Pipe being purchased by Purchaser does not meet the specifications and is rejected, Purchaser may elect to credit amounts paid for that Green Pipe against other purchases or to set off against penalties due by Purchaser pursuant to Section 13 if Seller agrees to the rejection or if it is determined that the Green Pipe does not meet the required specifications.
4.5	Seller represents and warrants that during the term of this Agreement it will consistently use the methodology expressed in paragraph 4.1 and Annex A to calculate the Purchase Price. Seller further represents and warrants that it has and will, during the term of this Agreement, determine the Purchase Price (and the costs necessary to determine the Purchase Price) in accordance with the International Financial Reporting Standards (“IFRS”).
4.6	Purchaser, at its own expense shall have the right, during normal business hours, to audit and inspect the records (and make copies) of Seller relating its costs and profit calculations hereunder and Seller’s performance hereunder. Purchaser’s right to audit shall continue throughout the term of this Agreement and for a period of three (3) years following its termination.
5.	Purchase Orders
5.1	This Supply Agreement does not constitute a purchase order. Purchases under this Supply Agreement shall be made with purchase orders in a form mutually agreed upon, placed by Purchaser in its sole discretion.
5.2	Any individual purchase order shall be acknowledged by Seller. Each order acknowledgment shall contain either Seller’s confirmation of the delivery date as requested by Purchaser or Seller’s own estimated delivery date, which shall be no later than 10 days after Purchaser’s requested delivery date. Unless otherwise agreed to by Purchaser and Seller there shall be at least two (2) months between receipt of the purchase order and the delivery date. For the purposes of this Supply Agreement, the date on which material is delivered shall be the ocean bill of lading date.
5.3	If Seller is unable to furnish the total quantity as ordered by Purchaser, Seller shall without undue delay advise Purchaser. Purchaser shall have the right to either accept the shortage or insist on a production of the missing quantity. In such an event, Purchaser shall have the option to cancel, at no charge, within 10 days from receipt of such advice the portion of the individual purchase order which Seller is unable to furnish.
6.	Delivery Dates

6.1	Seller agrees to make every reasonable effort to meet the delivery dates specified by Purchaser in any purchase order. If Seller is late in the production or part of an item fell short in production, Seller shall without undue delay inform Purchaser. Purchaser shall have the right to either accept the shortage or insist on a production of the missing quantity. Seller will not be responsible for any damages or shortages caused by Force Majeure as stipulated in paragraph 3.7. If Seller is late in the delivery of Green Pipes by one or more months, Purchaser shall have the option to cancel, at no charge, the portion of the individual purchase order which has not yet been delivered (Seller shall not be responsible caused by ocean transport).
6.2	Delivery is DES Houston full line terms in accordance with Incoterms 2000. Purchaser may also request, as specified in any particular purchase order, that the delivery destination of the Material be a location other than Houston. For the calculation of the Purchase Price, Section 4.1 of this Supply Agreement shall apply.
7.	Hazardous Conditions
7.1	In the event that Seller or Purchaser learns of any issue relating to a potential safety hazard or unsafe condition in any of the Material, or is advised of such by competent authorities of any government having jurisdiction over such Material, it will immediately advise the other Party by the most expeditious means of communication. The Parties shall cooperate in communication with the public and governmental agencies and in correcting any such condition that is found to exist.
7.2	The Parties shall consult with each other prior to making any statements to the public or to any governmental agency concerning issues related to the safety hazard or unsafe condition except in circumstances in which a failure to do so would prevent the timely notification which may be required to be given under an applicable law or regulation.
7.3	Expenses associated with the correction of a safety hazard or unsafe condition by or associated with the Material, including reasonable attorney’s fees, court costs, expenses, and the like, if they become necessary, shall be borne by the Party which caused such safety hazard or unsafe condition, subject only to any other arrangement negotiated by the Parties in light of the particular facts and circumstances then existing.
8.	Confidential Information
The parties understand and agree that information concerning any of the information set forth herein is confidential to each of them and shall, except as may otherwise be required by law, regulation or order, only be disclosed to unaffiliated third parties, in writing or orally, upon the specific prior written agreement of the Parties, provided, however, that if any of such terms have previously been disclosed, for any of the foregoing reasons, these terms shall no longer be treated as confidential by either Party.
9.	Patents
9.1	Each Party hereby represents to the other Party that, to the best of its knowledge, there are no third-party patent, trade secret, or copyright rights which would be infringed by the manufacture, use or sale of the Material to be supplied hereunder.
9.2	Each Party will defend any suit or proceeding brought against the other Party, any of its affiliates or their customers, based on a claim that the manufacture, use or sale of the Material purchased hereunder constitutes an infringement of any patent or copyright of any country or any trade secret to the extent and only to the extent such suit or proceeding is attributable to the actions or omissions by such Party; provided that each Party is notified by the other Party in writing and given authority, information and assistance for the defense of same. If, as a result of any such suit or proceeding, the use or sale of the Material purchased hereunder is enjoined, both Parties shall use their best efforts to modify any infringing Material so that it becomes non-infringing.
10.	Warranty
10.1	Green Pipes manufactured by Seller for Purchaser under this Supply Agreement shall be of the kind and quality as provided in Section 1 of this Supply Agreement and as per the specification mutually agreed by the Parties and the applicable parts of the API standards. In case of a conflict between the specification and the API standards, the specification shall prevail. The review or approval by Purchaser of any designs, engineering drawings, quality control procedures, or any other aspect of the design and manufacture of Material hereunder shall not relieve Seller of the responsibility for producing Material which complies with the specification and all current local, state and federal governmental specifications and standards existing at the date of delivery as expressly stated and identified in the specification. Further, Seller shall be responsible for producing Material which is of good workmanship and performance and of merchantable quality. Seller also warrants that it complies with all Austrian regulations applicable to the manufacturing of Material. Seller also shall be responsible for any mill-related defects in the Material, including, but no limited to, laps, slugs, gouges, slivers and seams, detected prior to or after processing.
10.2	The warranty period extends for, and warranty claims may only be asserted in writing by Purchaser against Seller within, the first 12 months of service of the Green Pipes or within 2 years after delivery of the Green Pipes to Purchaser, whichever comes first. Warranty claims for corrosion or mechanical damage may only be asserted in writing by Purchaser against Seller within six (6) months after the Material’s arrival at its port of destination.

10.3	In case Purchaser asserts warranty claims against Seller, Seller shall have the right to examine such Material within 30 calendar days. If any of the delivered Materials fails to meet the warranties set forth above, Seller shall, as promptly as practicable and at its expense, repair, replace or cause to be repaired or replaced same without undue delay. In either case, the cost of freight and handling to return or replace the Material shall be at the expense of Seller and the Seller shall reimburse Purchaser for the costs of any fabrication and reasonable additional inspection costs incurred by Purchaser in the processing of the defective Material.
10.4	Purchaser shall file claims monthly in a form mutually agreed upon, per heat or per inspection lot (i.e. part of heats). For heats or inspection lots with a reject rate up to one-percent (1%) threshold Purchaser will not assert claims against Seller. For heats or inspection lots with reject rates exceeding the one-percent (1%) threshold subject to Seller being responsible for these claims, section 10.5. shall apply and Purchaser will be entitled to claim an amount equal to the entire reject rate.
10.5	In the event that a warranty claim exists and Seller has accepted to be responsible for the warranty claim, or is otherwise determined to be responsible, Seller will at Purchaser’s option issue credit against future invoices or set off against due penalty payments or Seller will pay to Purchaser the amount due within 30 days receipt of a debit memorandum or some other written request for payment.
10.6	Notwithstanding any provision to the contrary, the Parties may agree to an adjustment in the Purchase Price or to a (partial) cancellation of the respective purchase order in the event of any failure or defect in the Material.
11.	Product Liability
11.1	In the event that product liability claims are asserted against Seller or Purchaser such Party will immediately advise the other Party of such claim by the most expeditious means of communication. The Parties shall cooperate in communication with the public and governmental agencies with respect to such liability claim.
11.2	Each Party shall defend any suit or proceeding brought against the other Party, any of its affiliates or their customers, based on product liability claims for which they are responsible. Unless agreed otherwise, until such time as responsibility has been determined, the Parties shall bear the costs and expenses (including, but not limited to, reasonable attorney’s fees and expenses, settlements, judgments, and court costs) arising out of or related to product liability in the ratio of the value added to the finished product by each Party.
11.3	In the event a product liability claim is successfully asserted against one of the Parties, the Party which caused such defect agrees to protect, defend, hold harmless, indemnify, and reimburse the other Party and its distributors, dealers, affiliates, insurers, and customers during the term of this Supply Agreement and any time thereafter for any and all liabilities, losses, damages, costs and expenses (including but not limited to, reasonable attorney’s fees and expenses, settlements, judgments, and court costs) arising out of or related to such liability, demand, lawsuit, action or claim.
11.4	If the Party which caused such defect cannot be identified, the Parties shall bear all liabilities, losses, damages, costs and expenses (including, but not limited to, reasonable attorney’s fees and expenses, overhead, settlements, judgments, and court costs) arising out of or related to such liability, demand, lawsuit, action or claim in the ratio of the value added to the Green Pipe by each Party.
11.5	Both Parties shall maintain, at their own expense, appropriate insurance in the amount of at least US$25 million for injury, death, or property damage. Satisfactory evidence by copy of certificate of insurance thereof shall be submitted annually to the other Party upon the other Party’s request. Such insurance shall be carried during the term of this Supply Agreement, including extension, and for at least three (3) years thereafter.
12.	Purchaser’s and Seller’s Liabilities
12.1	The Parties shall consult with each other on a regular basis on procedures on how to minimize any risk with respect to the imposition of U.S. Antidumping or Countervailing Duties provided that such consultation is not in violation of law and is commercially reasonable.
12.2	To this end, Seller shall employ a special sales advisor (“Special Sales Advisor”). The appointment and dismissal of said Special Sales Advisor shall be at the recommendation of Purchaser and require the unanimous vote of GRANT’s representatives to the Supervisory Board. The Special Sales Advisor shall report to the Management Board of Seller.
12.3	If, despite these measures, a proceeding or investigation is initiated to lead to the imposition of U.S. Antidumping or Countervailing Duties on products covered by this Supply Agreement either Party may, upon written notice to the other, request a stay on the performance of the obligations under Sections 1, 2 and 13 under this Supply Agreement during the proceeding or investigation not to exceed two years; provided, however, that such Party reasonably determines that continued sales may subject the Party or the sales to the imposition of U.S. Antidumping or Countervailing Duties. During the period of the stay, all rights and obligations of the Parties under the above-referenced Sections shall cease.
12.4	At any time during the stay under Section 12.3, either Party may request that this Supply Agreement not be stayed and that Green Pipe continue to be imported into the U.S. provided that the requesting Party (i) agrees to indemnify the other Party for the additional duties or payments imposed (ii) agrees to post any required bonds and (iii) provides adequate assurances of payment for the additional duties or payments.

12.5	In the event that actual additional duties or payments are imposed, either Party may elect to terminate this Supply Agreement provided that the other Party may require the Supply Agreement not be terminated as long as such Party (i) agrees to indemnify the other Party for any additional duties or Payments imposed and (ii) provides adequate assurances of payment for the additional duties and payments.
12.6	If a proceeding or investigation is initiated threatening to lead to the imposition of U.S. Antidumping or Countervailing Duties with respect to products subject to this Supply Agreement. Purchaser shall, at its expense, defend Seller in such action. Purchaser shall be entitled to control the defense, but Seller shall be entitled to participate in the action.
12.7	This Section 12 provides for the exclusive remedies for any action by the Parties that may lead to the imposition of U.S. Antidumping or Countervailing Duties.
13.	Penalty for Cancellation
Purchaser will give a written notice to Seller of the amount of metric tons it will agree to purchase from Seller for a particular production month (the “Production Notice”). The Production Notice will be provided to Seller at least five (5) months prior to the end of production month in question and will be treated, for the purpose of this paragraph 13.1, as a firm commitment by Purchaser as to the number of metric tons of Green Pipes the Purchaser will buy from Seller for the production month in question, subject to a variance of -10%. The Production Notice will specify the metric tons only (and not the types of Green Pipe) that Purchaser is willing to purchase for the production month in question. Subject to the limitations set forth below and the allowed -10% variance, Purchaser will be responsible to pay a penalty of EURO 200, for each metric ton that it does not purchase out of the number of metric tons specified in the applicable Production Notice. An example of this calculation is provided in Annex “C”.
Some time after the Production Notice, Purchaser will, in its sole discretion, issue written purchase orders for Green Pipe in accordance with Section 5 hereunder. The Purchaser may issue change orders to the purchase orders (as to type, specifications...etc.) or assign them to its Affiliates thereafter without penalty (so long as Purchaser takes the tonnage specified in the Production Notice, subject to the allowed -10% variance (which -10% variance will not be subject to penalty). The penalty specified herein, for cancellation of tonnage under a valid Production Notice order shall be Seller’s sole and exclusive remedy.
Purchaser shall only be responsible for the 200 EUR/metric ton penalty for that portion of the cancelled quantity under (subject to the -10% allowance variance referenced above) the Production Notice that Seller has not been able to sell elsewhere. Additionally, Purchaser shall not be responsible for decreases in purchased quantities resulting from production and quality problems at the Seller`s facilities, force majure events or mutual agreements between the parties to revise production for the production month in question. In case market conditions dictate that Seller can only sell the cancelled quantity with a profitability lower than an 18% profit margin then Purchaser shall pay a penalty in an amount that Seller achieves a full 18% profit margin (up to a maximum of EURO 200 per metric ton). The penalty shall be calculated in the month following the applicable production month when the actual production data is available and the cost calculation can be made for a potential sale to other customers. Upon the completion of these calculations Seller shall invoice Purchaser and such invoice shall be due 60 days from receipt of invoice. Seller shall provide together with such penalty invoice all supporting data evidencing the penalty calculation. An example of the penalty calculation is provided on Annex C for reference.
14.	Currency
All the amount payable under this Supply Agreement that are denominated in EURO.
15.	Dispute Resolution
All disputes arising out of this Supply Agreement or related to its violation, termination or nullity shall be finally settled under the Rules of Arbitration and Conciliation of the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna (Vienna Rules) by three arbitrators appointed in accordance with these rules. The substantive law of Austria shall be applicable and the language to be used in the arbitral proceedings shall be English. The place of arbitration shall be Vienna, Austria.
16.	Miscellaneous
16.1	Modifications of and amendments to this Supply Agreement shall be valid and binding only if made in writing.
16.2	If any provision hereof becomes invalid, this shall not effect the validity of the remaining provisions hereof.
16.3	This Supply Agreement shall be governed by and construed according to Austrian law. The application of the United Nations Convention on Contracts for the International Sale of Goods is expressly excluded.
16.4	The termination of this Supply Agreement shall not release either Party from any liability, obligation, or agreement which, pursuant to any provision of this Supply Agreement, is to survive or be performed after such expiration or termination.
16.5	This Supply Agreement has been made in the English language and has been executed in two originals with Seller and Purchaser receiving one each.

16.6	All notices, requests, consents and other communications hereunder shall be made in writing and sent by registered or certified mail or by any express mail service or courier service or by facsimile transmission (with receipt confirmed) to the parties at the addresses and numbers below:
If to Purchaser to:
Grant Prideco Inc.
400, N. Sam Houston Parkway E.
Suite 900
Houston, Texas 77060
Attn: President
Telephone: 281-878-8000
Telecopier: 281-878-5727
With a copy to: General Counsel, Mr. Philip Choyce
If to Seller to:
voestalpine Tubulars GmbH & Co KG
Alpinestrasse 17
A-8652 Kindberg-Aumuehl, Austria
Attn: Hilkka Witt
Telephone: 50304-23-204
Telecopier: 50304-63-233
With a copy to:
voestalpine Tubulars GmbH & Co KG
Alpinestrasse 17
A-8652 Kindberg-Aumuehl, Austria
Attn: Hubert Wastl
Telephone: 50304-23-200
Telecopier: 50304-63-212
16.7	The subject heading of this Supply Agreement are for the convenience of the Parties and shall not be considered in any question of interpretation or construction of this Supply Agreement.
Signatures on Next Page

IN WITNESS WHEREOF, the Parties have executed or caused to be executed this Supply Agreement as of this ___day of July, 2007.

GRANT PRIDECO, INC.

/s/ Matthew D. Fitzgerald
Matthew D. Fitzgerald, CFO

voestalpine Tubulars GmbH & Co KG

/s/ Hubert Wastl	/s/ Hilkka Witt
Hubert Wastl	Hilkka Witt
Managing Directors

Annex A
Sample Purchase Price Calculation
Example ONLY
1. Quarter #1
Item: 5” x 0.382
Specification: 359 Rev. 0
Length: 30.34 — 32.34 ft (aim length 31,34)

Billet price	538,88 EUR/to
Manufacturing cost	202,02 EUR/to
Overheads	30,39 EUR/to

Total full cost (ex-works mill)	771,29 EUR/to*

Sales price incorporating an 18 % margin (= 771.29 + (771.29 X 21.95%)	940,59 EUR/to
Manufacturing costs include fixed and variable cost for saw usage, rolling, scale loss, scrap credit, inspection, marking and bundling. UT is not included in this sample calculation (not applicable for 5”).
Shipping costs, if any, will be billed as a pass through with no markup.

*	Pricing will be based on “standard/budgeted” costs with any variance in pricing (either positive or negative) (when compared to actual costs (excluding extraordinary items)) to be trued-up with pricing over the following calendar month.

*	Quarter #2 — Same as above except that any variance in pricing (either positive or negative) (when comparing the standard/budgeted costs to actual costs (excluding extraordinary items)) to be trued-up with pricing over the following calendar month.

2